 Exhibit 99.1

Mountain Province Diamonds Announces Third Quarter 2022 Production and Sales Results Featuring Highest Quarterly Revenue in Company History

TSX and OTC: MPVD

TORONTO and NEW YORK, Oct. 27, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces production and sales results for the third quarter ended September 30, 2022 ("the Quarter" or "Q3 2022") from the Gahcho Kué Diamond Mine ("GK Mine"). All figures are expressed in Canadian dollars unless otherwise noted.

Q3 Sales Highlights

  Highest Quarterly Revenue in Company History. Total proceeds of $111M representing the highest quarterly revenue in the Company's history, and a 9% increase relative to that achieved in Q2 2022.
  Quarter-on-quarter 37% Increase in Carats Sold. The Company sold 805,227 carats in Q3 2022, a 37% increase relative to Q2 2022.
  Q3 production of 1,451,453 carats, which is 22% better than Q1, 2022 and 15% better than Q2, 2022.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"After a disappointing production performance in Q1 and into Q2, an action plan was developed to drive operational and safety improvements at the mine. The safety performance was however further impacted by a workplace fatality in early September. Workplace fatalities have no place in our industry and ensuring a safe workplace is a primary focus. On production, Q3 was stronger than both Q1 and Q2 and the action plan in place is incrementally delivering the required improvements. This improving production performance, coupled with our very strong financial performance during the quarter places the Company in a strong position as we enter the final quarter of the year.

We have also recently announced our refinancing solution with a net US$190 million in private second lien notes from our existing bondholders at a coupon of 9%, with further details within the associated press release.  From discussions with several shareholders there was a concern that there would be a large equity issue with this refinancing, I am very happy to report that our three main existing bondholders have presented a refinancing package that features no equity dilution of existing shareholders."

Q3 Production Takeaways

  816,201 ore tonnes treated, an 2% decrease relative to Q3 2021, and a 9% increase relative to Q2 2022 (Q3 2021: 832,511 tonnes treated; Q2 2022, 749,821 tonnes treated)
  1,451,455 carats recovered, 7% lower than Q3 2021, and a 15% increase relative to Q2 2022 (Q3 2021: 1,562,105 carats recovered, Q2 2022: 1,260,899 carats recovered)
  Average grade of 1.78 carats per tonne, a 5% decrease relative to Q3 2021, and 6% higher than to Q2 2022 (Q3 2021: 1.88 carats per tonne, Q2 2022: 1.68 carats per tonne)
Q3 2022 Production Figures

	2022 Q3	2021 Q3	YoY Variance
Total tonnes mined (ore and waste)	7,753,629	10,280,749	-25%
Ore tonnes mined	1,345,654	1,033,461	30%
Ore tonnes treated	816,201	832,511	-2%
Carats recovered	1,451,455	1,562,105	-7%
Carats recovered (49% share)	711,213	765,431	-7%
Recovered grade (carats per tonne)	1.78	1.88	-5%

Q3 Sales Performance

Though rough diamond market prices have stabilized compared to the strong gains achieved in H1 2022, the Company's sales continue to show resiliency. During the quarter 805,227 carats were sold for total proceeds of C$110.6 million (US$83.3 million), resulting in an average value of C$137 per carat (US$103 per carat). This Q3/22 sales result represents a 13% increase in revenue relative to Q2/22, and a 10% reduction on an US$ average value per carat basis. Adjusting for mix of goods sold, on a like-for-like basis the Q3/22 sales result represented a 2% increase in average value per carat relative to Q2/22.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2022/27/c7365.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, (416) 361-3562, info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, (416) 361-3562, info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 27-OCT-22